Deal Highlights


Alighiero Boetti
(1940 - 1994)
View All (2)

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Initial Offering	$583,000
Painting	Oggi sesto giorno quarto mese millenove100ottantanove (1989)
Dimensions	42 x 43
Progress	2%

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Artist Overview

100% Track Record

Boetti's tapestries have historically appreciated every single time they've returned to auction, across 36 separate repeat sales spanning 30 years of auction history.



Dominant Market Share

According to ArtTactic data, Boetti's work accounted for 72% of all textile art sold at auction between 2015 and 2023, illustrating his prominence in the market for fabric art.


72%
Boetti's textile market share

Outperforming Traditional Assets

Boetti's historical success at market has landed him a Sharpe ratio of 1.46, which is in the top 5 of any artist in our collection. See how he stacks up against other assets:


S&P 500
0.42
U.S. BONDS
0.36
GOLD
0.53
U.S. HOUSING MARKET (FRED)

Validated Series

The Arazzi grandi are among the most institutionally validated and significant works in Boetti's oeuvre, held in the permanent collections of MoMA, the Centre Pompidou, the Tate Modern, and more.



Offering Details

Similar Sales Appreciation

14.6%

Each painting is unique, but similar works have seen an appreciation rate of 14.6% from 1990 to 2026.


$800k
$600k
$400k
$200k
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29

Extensive Similar Sales History

This offering has more than 100 similar sales stretching back over 30+ years of auction history, illustrating a consistent demand for this style of work.


100+
Similar Sales
Years of
Auction History
36

Value Offering

-10%

This Boetti Arazzi is available for $583k, below our pre-acquisition appraisal of $650k, made in April '26.

Fair Market Value

$650,000

Offering Price | Discount

$583,000 **$67,000**